RECD S.E.C.

SEP 1 1 2002

1086

02057563

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

Report on Form 6-K dated September 11, 2002

Commission File Number 0-29514

Esat Group Limited
(Translation of Registrant's Name Into English)

1 Grand Canal Quay
Dublin 2
Ireland
(Address of Principal Executive Offices)

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b).)

Enclosure: Release of information to journalists in Ireland (August 23, 2002): "Esat Group Limited announces tender offer and consent solicitation in respect of its 11 7/8% senior notes due 2009"

ESAT GROUP LIMITED

Form 6-K

11 September 2002

1 Grand Canal Quay
Dublin 2
Ireland

Phone: 353-1-432-5000
Fax: 353-1-432-5800

RELEASE OF INFORMATION TO JOURNALISTS

On the 23rd August 2002, the following information was released by Esat Group Limited to journalists:

ESAT GROUP LIMITED ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION IN RESPECT OF ITS 11 7/8% SENIOR NOTES DUE 2009

August 23, 2002 – Esat Group Limited (formerly known as Esat Telecom Group PLC and Esat Holdings Limited) ("Esat") announced today that it is commencing an offer to purchase any and all of its €174,984,000 aggregate principal amount outstanding of its 11 7/8% Senior Notes due 2009 (the "Notes"). The total purchase price (the "Total Purchase Price") for each €1,000 principal amount of Notes validly tendered and accepted for purchase shall be an amount based on a 75 basis point fixed spread over the yield of the 4.00% German Bundesschatzanweisungen due June 25, 2004 as of 2:00 p.m., London time, on the second business day immediately preceding the expiration date of the tender offer, which amount includes a consent payment of €25.00 (the "Consent Payment") which will be paid to eligible holders as described below. The tender offer is scheduled to expire at 5:00 p.m., London time on September 23, 2002, unless extended. Notes accepted for payment in the tender offer will be purchased on the third business day following the expiration date or as soon as practicable thereafter. Esat will pay accrued interest to the date of purchase.

In conjunction with its tender offer, Esat is also soliciting consents from holders of the Notes to effect certain amendments to the indenture under which the Notes were issued. Holders who validly tender their Notes and provide consents to the proposed amendments on or prior to 5:00 p.m., London time, on September 9, 2002, unless otherwise extended, (the "Consent Payment Deadline") will be eligible to receive the Consent Payment. Holders who tender their Notes after the Consent Payment Deadline will be eligible to receive the Total Purchase Price minus the Consent Payment. Consummation of the tender offer and consent solicitation is subject, among other things, to Esat receiving valid and unrevoked tenders of Notes and related consents representing at least a majority in principal amount of Notes outstanding.

Salomon Smith Barney is the dealer manager and HSBC Bank plc is the tender agent for the tender offer and consent solicitation. Requests for documentation should be directed to HSBC Bank plc (Tel. No.: +44 20 7260 6702, Fax. No.: +44 20 7260 8932). Questions regarding the transaction should be directed to Salomon Smith Barney in New York (Tel. No.: +1 212 723 6106 or (800) 558 3745 (toll free)) or in London (Tel. No.: +44 20 7986 9009).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated August 23, 2002, copies of which are available from the tender agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ESAT GROUP LIMITED

By:

Name: LES WINNISTER
Title: Director

Dated: 11 September 2002